U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                         _______________________________

                                  FORM 10-QSB
(Mark  One)

[X] QUARTERLY REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF
    1934

For  the  quarterly  period  ended June 30, 2002

[  ]  TRANSITION  REPORT  UNDER  SECTION  13  OR  15(D)  OF  THE  EXCHANGE  ACT

For  the  transition  period  from  _____  to  _____

                         Commission file number 0-25417

                              TORBAY HOLDINGS, INC.
        (Exact Name of Small Business Issuer as Specified in its Charter)



           DELAWARE                                          52-2143186
(State or Other Jurisdiction of                           (I.R.S. Employer
 Incorporation or Organization)                         Identification  No.)

                            4 MULFORD PLACE, SUITE 2G
                               HEMPSTEAD, NY 11550
                                011 44 1481 46044
                (Issuer's Telephone Number, Including Area Code)

                                  Not Applicable
              (Former Name, Former Address and Former Fiscal Year,
                          if Changed Since Last Report)

     Check  whether  the  issuer:  (1) filed all reports required to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes  X  No __

     The Company had 18,764,729 shares of common stock outstanding as of August 14, 2002.


      Transitional  Small  Business  Disclosure  Format  (check  one):
Yes __   No  X_

Part  I  -  FINANCIAL  INFORMATION

ITEM  2.     FINANCIAL  STATEMENTS

                      TORBAY HOLDINGS, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                        CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2002

                                    CONTENTS
                                    --------


PAGE    2    CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2002
             (UNAUDITED) AND DECEMBER 31, 2001

PAGE    3    CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER
             COMPREHENSIVE INCOME (LOSS) FOR THE THREE AND SIX
             MONTHS ENDED JUNE 30, 2002 AND FOR THE PERIOD FROM
             MARCH 24, 1999 (INCEPTION) THROUGH JUNE 30, 2002
             (UNAUDITED)

PAGES  4-5   CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX
             MONTHS ENDED JUNE 30, 2002 AND 2001 AND FOR THE PERIOD
             FROM MARCH 24, 1999 (INCEPTION) THROUGH JUNE 30, 2002
             (UNAUDITED)

PAGES 6-9    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF
             JUNE 30, 2002 (UNAUDITED)


                      TORBAY HOLDINGS, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------

                                                          ASSETS
                                                          ------
                                                                                              June 30, 2002   December 31,
                                                                                                (Unaudited)        2001
                                                                                               ------------  ------------
CURRENT ASSETS
Cash                                                                                           $    61,521   $        45
                                                                                               ------------  ------------
Total Current Assets                                                                                61,521            45
                                                                                               ------------  ------------

PROPERTY AND EQUIPMENT - NET                                                                       173,654         1,015
                                                                                               ------------  ------------
OTHER ASSETS
Intangible assets - intellectual property rights and software                                       42,000        22,000
Deposits                                                                                             1,000         1,000
                                                                                               ------------  ------------
Total Other Assets                                                                                  43,000        23,000
                                                                                               ------------  ------------

TOTAL ASSETS                                                                                   $   278,175   $    24,060
                                                                                               ============  ============

                           LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
                         ----------------------------------------------------

CURRENT LIABILITIES
Accounts payable and accrued expenses                                                          $   190,368   $   179,647
Loan payable - stockholder                                                                           9,663        24,985
Obligations under capital lease                                                                          -        14,351
Short-term loans                                                                                     3,817         3,614
                                                                                               ------------  ------------
Total Current Liabilities                                                                          203,848       222,597
                                                                                               ------------  ------------
LONG-TERM LIABILITIES
Notes and loans payable                                                                            300,000       150,000
                                                                                               ------------  ------------
Total Long-Term Liabilities                                                                        300,000       150,000
                                                                                               ------------  ------------

TOTAL LIABILITIES                                                                                  503,848       372,597
                                                                                               ------------  ------------
PREFERRED STOCK TO BE ISSUED (220,000 SHARES)                                                            -        22,000
                                                                                               ------------  ------------


STOCKHOLDERS' EQUITY (DEFICIENCY)
Preferred stock, $.0001 par value, 20,000,000 shares authorized, 420,000 and none issued and
 outstanding, respectively                                                                          42,000             -
Common stock, $.0001 par value, 100,000,000 shares authorized, 18,764,729 and 16,400,000
 issued and outstanding, respectively                                                                1,876         1,640
Common stock to be issued (535,714 shares)                                                              54            50
Additional paid-in capital                                                                       2,243,833     1,128,326
Accumulated deficit during development stage                                                    (2,494,993)   (1,463,501)
Accumulated other comprehensive income                                                              (5,943)          448
Deferred consulting expense                                                                        (12,500)      (37,500)
                                                                                               ------------  ------------
Total Stockholders' Equity (Deficiency)                                                           (225,673)     (370,537)
                                                                                               ------------  ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)                                        $   278,175   $    24,060
---------------------------------------------------------                                      ============  ============

          See accompanying notes to consolidated financial statements.

                      TORBAY HOLDINGS, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
   CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)
   ---------------------------------------------------------------------------
                                   (UNAUDITED)

                                                For  the  Three   For the Three    For the Six      For the Six
                                                 Months  Ended    Months Ended     Months Ended     Months Ended
                                                 June 30, 2002    June 30, 2001    June 30, 2002    June 30, 2001
                                                ---------------  ---------------  ---------------  ---------------
INCOME                                          $            -   $            -   $            -   $            -
                                                ---------------  ---------------  ---------------  ---------------

EXPENSES
 Consulting                                             69,750                -           85,350                -
 Directors fees                                         26,000              106           31,500            3,208
 Executive compensation                                      -          220,000                -          220,000
 Depreciation and amortization                               -                -                -                -
 Legal and professional fees                            88,555              (37)         111,727            3,528
 Loss from impairment of intangible assets                   -                -                -                -
 Loss on disposal of fixed assets                            -                -                -                -
 Other selling, general and administrative              60,760            1,372           67,915           11,193
                                                ---------------  ---------------  ---------------  ---------------
 Total Expenses                                        245,065          221,441          296,492          237,929
                                                ---------------  ---------------  ---------------  ---------------

LOSS FROM OPERATIONS                                  (245,065)        (221,441)        (296,492)        (237,929)
Less: Interest and financing costs                     735,000                -          735,000                -
                                                ---------------  ---------------  ---------------  ---------------
NET LOSS                                              (980,065)               -       (1,031,492)               -
---------

OTHER COMPREHENSIVE INCOME/(LOSS)
Foreign currency translation gains/(losses)             (8,096)          (2,490)          (6,391)           3,348
                                                ---------------  ---------------  ---------------  ---------------

COMPREHENSIVE LOSS                              $     (988,161)  $     (223,931)  $   (1,037,883)  $     (234,581)
                                                ===============  ===============  ===============  ===============
Net loss per common share - basic and diluted   $        (0.05)  $        (0.02)  $        (0.06)  $        (0.03)
                                                ===============  ===============  ===============  ===============
Weighted average number of common
shares outstanding - basic and diluted              18,692,939       11,202,747       17,640,043        8,789,779
                                                ===============  ===============  ===============  ===============

                                                For  the  Period
                                                       From
                                                 March 24, 1999
                                                 (Inception) to
                                                 June 30, 2002
                                                ---------------
INCOME                                          $            -
                                                ---------------
EXPENSES
Consulting                                             374,754
Directors fees                                         208,490
Executive compensation                                 220,000
Depreciation and amortization                           41,866
Legal and professional fees                            392,308
Loss from impairment of intangible assets              247,325
Loss on disposal of fixed assets                        16,568
Other selling, general and administrative              258,682
                                                ---------------
 Total Expenses                                       1,759,993
                                                ---------------

LOSS FROM OPERATIONS                                (1,759,993)
Less: Interest and financing costs                     735,000
                                                ---------------
NET LOSS                                            (2,494,993)
--------

OTHER COMPREHENSIVE INCOME/(LOSS)
Foreign currency translation gains/(losses)             (5,943)
                                                ---------------
COMPREHENSIVE LOSS                              $   (2,500,936)
                                                ===============

Net loss per common share - basic and diluted   $        (0.27)
                                                ===============
Weighted average number of common
shares outstanding - basic and diluted               9,262,676
                                                ===============

          See accompanying notes to consolidated financial statements.

                             TORBAY HOLDINGS, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------
                                   (UNAUDITED)


                                                                   For The Six      For The Six      March 24, 1999
                                                                   Months Ended     Months Ended    (Inception) To
                                                                  June 30, 2002    June 30, 2001    June 30, 2002
                                                                 ---------------  ---------------  ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                         $   (1,031,492)  $     (237,929)  $   (2,494,993)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization                                               (56)               -           41,810
Stock issued for services and compensation                               50,100          220,000          307,600
Deferred consulting                                                      25,000                -           25,000
Beneficial conversion feature on convertible debt                       643,000                -          643,000
Warrants issued as part of convertible debentures                        92,000                -           92,000
Option deposit charged to operations                                          -                -           15,000
Loss on disposal of fixed assets                                              -                -           16,568
Loss on impaired assets                                                       -                -          247,325
Increase (decrease) in:
Accounts payable and accrued expenses                                     5,721           (1,029)         185,367
                                                                 ---------------  ---------------  ---------------
Net Cash Used In Operating Activities                                  (215,727)         (18,958)        (921,323)
                                                                 ---------------  ---------------  ---------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Deposits                                                                      -                -          (16,000)
Purchase of property and equipment                                      (17,583)               -          (23,514)
                                                                 ---------------  ---------------  ---------------
Net Cash Used In Investing Activities                                   (17,583)               -          (39,514)
                                                                 ---------------  ---------------  ---------------


CASH FLOWS FROM FINANCING ACTIVITIES:
Obligations (payments) under capital leases                             (14,351)          (1,436)         (30,042)
Proceeds from issuance of common stock                                    5,000                -          758,848
Short-term loans                                                            203                -            3,817
Subscriptions receivable                                                 40,000                -           90,000
Due to related party                                                          -                -          (81,987)
Due to creditors                                                              -                -         (161,650)
Proceeds from loans payable stockholders                                 20,325            2,035           45,310
Proceeds from issuance of notes and loans payable                       250,000                -          400,000
                                                                 ---------------  ---------------  ---------------
Net Cash Provided By Financing Activities                               301,177              599        1,024,296
                                                                 ---------------  ---------------  ---------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                  (6,391)           4,859           (1,938)
                                                                 ---------------  ---------------  ---------------
(DECREASE) INCREASE IN CASH AND CASH
 EQUIVALENTS                                                             61,476          (13,500)          61,521

CASH AND CASH EQUIVALENTS - BEGINNING OF
 PERIOD                                                          $           45   $       13,500   $            -
                                                                 ---------------  ---------------  ---------------

CASH AND CASH EQUIVALENTS - END OF PERIOD                        $       61,521   $            -   $       61,521
------------------------------------------                       ===============  ===============  ===============
Cash paid during the period for:
Interest                                                         $            -   $            -   $            -
                                                                 ===============  ===============  ===============

          See accompanying notes to consolidated financial statements.

                       TORBAY HOLDINGS, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------
                                   (UNAUDITED)

SUPPLEMENTAL  DISCLOSURE  OF  NON-CASH  INVESTING  AND  FINANCING  ACTIVITIES:
------------------------------------------------------------------------------

In January 2002, the Company received approval for British patent rights on intellectual property. Pursuant to an agreement, the Company is obligated to issue an additional 200,000 Series 1 Convertible Preferred Shares valued at $20,000, which is included as an intangible asset and in preferred shares to be issued.

During the six months ended June 30, 2002, the Company issued 833,333 shares of common stock at $.12 per share to settle a $100,000 note payable. No gain or loss was recognized on the transaction.

During the six months ended June 30, 2002, the Company issued 297,063 shares of common stock at $.12 per share to settle $35,647 of stockholder loans. No gain or loss was recognized on the transaction.

During the six months ended June 30, 2002, the Company incurred a payable of $5,000 for the acquisition of equipment.

During the six months ended June 30, 2002, the Company entered into an agreement to acquire computer software having an aggregate value of $150,000 in exchange for 535,714 common shares to be issued.

                      TORBAY HOLDINGS, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2002
                               -------------------
                                   (UNAUDITED)

NOTE  1     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  AND  ORGANIZATION
-------

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles and the rules and regulations of the Securities and Exchange Commission for interim financial information. Accordingly, they do not include all the information necessary for a comprehensive presentation of financial position and results of operations.

It is management's opinion, however that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statements presentation. The results for the interim period are not necessarily indicative of the results to be expected for the year.

For further information, refer to the financial statements and footnotes included in the Company's Form 10-KSB for the year ended December 31, 2001.

NOTE  2     ACQUISITION  OF  INTANGIBLE  ASSETS
-------     -----------------------------------

In July 2001, the Company entered into a purchase agreement with two individuals who held the intellectual property rights, software and know-how to a computer mouse known as the "QUILL". Under the terms of the agreement, the Company acquired all of the sellers' rights, title and interest in the QUILL in exchange for 220,000 Series 1 Convertible Preferred Shares. These shares will be convertible 1:10 into 2,200,000 shares of common stock upon the QUILL generating $1,000,000 net profit after tax averaged over four fiscal quarters within five years from the signing of the agreement. However, if the $1,000,000 net profit requirement is not met within five years from the signing of the agreement, then these preferred shares will convert 1:1 into 220,000 shares of common stock. Since the $1,000,000 net profit requirement is a contingency, the convertible preferred shares were valued based on the 1:1 conversion ratio using the value of recent cash sales of the common stock at $.10 per share, for a total fair value of $22,000. The preferred shares were issued on April 22, 2002 (See Note 4(A)).

The agreement also calls for the issuance of an additional 200,000 shares of Series 1 Convertible Preferred Stock upon the Company receiving an approval for the patent rights to the QUILL. Such patent rights were granted in January 2002 and the 200,000 preferred shares were issued on April 22, 2002 (See Note 4(A)).

The cost of the above intellectual property rights, software and know-how will be amortized on a straight-line basis over a three-year period. No amortization has been provided as of June 30, 2002, as the Company has not yet commenced production of the QUILL (See Note 5).

                      TORBAY HOLDINGS, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2002
                               -------------------
                                   (UNAUDITED)

NOTE  3     CONVERTIBLE  DEBENTURES
-------     -----------------------

In order to provide working capital and financing for the Company's expansion, as of May 9, 2002, the Company entered into a securities purchase agreement and related agreements with four accredited investors (the "Purchasers") for the purchase of $500,000 of the Company's 12% convertible debentures in two tranches of $250,000 each and due May 9, 2003. The debentures bear interest at a rate of 12% per annum, payable either quarterly or at the time of conversion in common stock or cash at the option of the Purchasers. As of June 30, 2002, the Company has received the first tranche and is indebted to the debenture holders for $250,000.

The debentures are convertible into shares of common stock at the lesser of $0.05 per share or the average of the lowest three intraday trading prices of a share of common stock during the twenty trading days immediately preceding conversion date discounted by 50%. Pursuant to the rules and regulations of the SEC regarding beneficial conversion features, the Company has expensed as financing costs the excess of the fair market value of the common stock at the debenture issuance date over the conversion price which amounted to $643,000 and has been included in additional paid-in capital.

Upon the issuance of the debentures, the Purchasers will receive three-year term warrants to purchase 3 shares of the Company's common stock for each $1.00 invested exercisable at $.05 per share. The fair value of the warrants issued, which is included in additional paid-in capital, amounted to $92,000 using the Black-Scholes option pricing model in accordance with SFAS 123 with the following assumptions: dividend yield of zero, expected volatility of 258%, risk-free interest rate of 4% and an expected life of three years.

The Company has reserved 28,000,000 shares of authorized but un-issued common stock for issuance to the convertible debenture holders upon exercise in full of the entire principal amount of $500,000 plus the accrued interest upon conversion into shares of common stock. The Company will also, on a best efforts basis, register 200% of the shares of common stock underlying the warrants to be issued and the shares of common stock into which the convertible debentures may be converted.

NOTE  4     STOCKHOLDERS'  DEFICIENCY
-------     -------------------------

(A)  PREFERRED  STOCK
---------------------

Under an agreement dated July 2001, the Company purchased certain intellectual property rights, software and know-how in exchange for 220,000 shares of Series 1 Convertible Preferred Stock having a fair value of $22,000 (See Note 2). In January 2002, British patent rights were granted for the Quill, which obligated the Company to issue an additional 200,000 shares of preferred stock to the sellers under the terms of the agreement. These shares (aggregating 420,000) were issued by the Company on April 22, 2002.

                      TORBAY HOLDINGS, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2002
                               -------------------
                                   (UNAUDITED)

(B)  COMMON  STOCK
------------------

In September 2001, the Company entered into a one-year financial consulting agreement whereby it will issue 500,000 shares of common stock having a fair value of $50,000 in exchange for these services. These common shares were issued in April 2002 and had been reflected in the financial statements of reporting periods prior to June 30, 2002, as common stock to be issued. The cost of the services is being amortized over the one-year term of the agreement and the unamortized portion has been deferred and shown as a contra to stockholders' deficiency.

In January 2002, the Company issued 61,000 shares of common stock for services having a fair value of $23,100.

In March 2002, a $100,000 long-term note payable was converted into 833,333 shares of restricted common stock at $0.12 per share.

In March 2002, the President of the Company purchased 333,333 shares of restricted common stock for a total price of $40,000 in exchange for a subscription receivable. The Company received the $40,000 during the second quarter of 2002.

In March 2002, loans payable to a stockholder amounting to $35,647 as of that date were converted into 297,063 shares of restricted common stock.

In  May  2002,  the  Company  issued  40,000  shares of common stock for $5,000.

In May 2002, the Company issued 300,000 common shares as a consultant fee in connection with the convertible debentures issued in May 2002 (See Note 3).

(C)  COMMON  STOCK  TO  BE  ISSUED
----------------------------------

In May 2002, the Company entered into an agreement to acquire computer software and licenses for the establishment of a website, database management for users and products, inventory management, and point of sale service. The total cost of this software was $150,000 and the seller agreed that they would accept payment in common stock of the Company amounting to 535,714 shares to be issued subsequent to June 30, 2002.

(D)  STOCK  OPTIONS
-------------------

In connection with the election of a new member to the Company's Board of Directors the Company granted such director a one-year option to purchase up to 500,000 shares of common stock at $.10 per share.

                      TORBAY HOLDINGS, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2002
                               -------------------
                                   (UNAUDITED)

NOTE  5     MANUFACTURING  AGREEMENT
-------     ------------------------

In April 2002, the Company entered into a manufacturing agreement with an independent contractor to manufacture the QUILL computer mouse under the terms and conditions enumerated in such agreement. The Company does not have a fixed purchase commitment under this agreement. However, according to the terms of the agreement there is a minimum order quantity of 5,000 pieces. The agreement does not indicate when shipments are scheduled to commence, but management estimates that production should begin at the end of August 2002 and shipments will be made during September 2002.

NOTE  6     GOING  CONCERN
-------     --------------

As reflected in the accompanying financial statements, the Company has accumulated losses of $2,494,993 since inception, and a working capital deficiency of $142,327. The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional funds and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management's plans include obtaining funds through a securities purchase agreement for up to $500,000 which will provide the Company with the working capital it requires to implement its business plan (See Note 5(B)).

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD  LOOKING  STATEMENTS

     Certain information contained in this Annual Report are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended).
Factors set forth that appear with the forward-looking statements, or in the Company's other Securities and Exchange Commission filings, could affect the Company's actual results and could cause the Company's actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company in this Annual Report. In addition to statements, that explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates" or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission. In addition, prior financial performance and customer orders are not necessarily indicative of the results that may be expected in the future and the Company believes that such comparisons cannot be relied upon as indicators of future performance. Additionally, the Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

OVERVIEW

     Torbay Holdings is a development stage company created to act as a holding company for late-stage developmental, or early-stage commercial, companies with opportunities in niche markets. Torbay Holdings currently owns one subsidiary, Designer Appliances Ltd., and is actively seeking additional acquisitions. Torbay Holdings has acquired valuable intellectual property rights including a world wide patent application for a computer mouse that is thought to be beneficial to computer mice users with regards to the area of treatment and prevention of repetitive strain injury. This will be exploited through Torbay Holdings subsidiary, Designer Appliances.

     Through Designer Appliances, Torbay Holdings has developed and intends to market (i) household appliances and (ii) the Quill computer mouse and software. The Company's products are designed to attract a premium, upscale market. Management believes that they have identified products of an under exploited opportunity in the household and domestic appliances market and is now expanding its product line to include computer related products. There is no assurance that Torbay Holdings will be able to successfully manufacture or market these items.

     In July 2001, the Company entered into a purchase agreement with two individuals who held the intellectual property rights, software and know-how to a computer mouse known as the "QUILL". Under the terms of the agreement, the Company acquired all of the sellers' rights, title and interest in the QUILL in exchange for 220,000 Series 1 Convertible Preferred Shares. These shares will be convertible 1:10 into 2,200,000 shares of common stock upon the QUILL generating $1,000,000 net profit after tax averaged over four fiscal quarters within five years from the signing of the agreement. However, if the $1,000,000 net profit requirement is not met within five years from the signing of the agreement, then these preferred shares will convert 1:1 into 220,000 shares of common stock. Since the $1,000,000 net profit requirement is a contingency, the convertible preferred shares were valued based on the 1:1 conversion ratio using the value of recent cash sales of the common stock at $.10 per share, for a total fair value of $22,000. The preferred shares were issued on April 22, 2002.

     The agreement also calls for the issuance of an additional 200,000 shares of Series 1 Convertible Preferred Stock upon the Company receiving an approval for the patent rights to the QUILL. Such patent rights were granted in January 2002 and the 200,000 preferred shares were issued on April 22, 2002.

     In July 2001, Torbay Holdings entered into an agreement with Multi-Media Group, Inc. ("MMGI") to provide corporate promotional services to Torbay Holdings and to assist with Torbay Holdings' marketing efforts. In consideration for the provision of these future promotional services, Torbay Holdings issued 250,000 shares of common stock to MMGI in August 2001. Torbay Holdings will also reimburse MMGI for itemized and invoiced costs associated with the provision of the promotional services.

     On September 26, 2001, Torbay Holdings entered into a one-year Corporate Financing Consultancy Agreement with Glenn Michael Financial Inc. to specifically assist with potential financial requirements, mergers and acquisitions, corporate capitalization and strategic development. The Company agreed to issue to Glenn Michael 500,000 shares of common stock valued at $.10 per share for a total of $50,000.


RESULTS  OF  OPERATIONS  FOR  THE  SIX  MONTHS  ENDED JUNE 30, 2002 AND
JUNE 30,  2001

     Torbay Holdings incurred a comprehensive net loss of $1,037,883 for the six months ended June 30, 2002 compared to $234,581 for the six months ended June 30, 2001. The increase in net loss reflects the increase in operating expenses over the prior periods and is primarily associated with costs and allocations for the Company's convertible debenture financing.

     Torbay Holdings did not generate any revenues for the six months ended June 30, 2002.

     Torbay Holdings' selling, general and administrative expenses increased $59,388 to $60,760 for the three months ended June 30, 2002 from $1,372for the three months ended June 30, 2001. These increases is primarily due to increased activity for preparation of product sales.

LIQUIDITY AND CAPITAL RESOURCES

         Torbay Holdings, including its subsidiary Designer Appliances, has incurred start-up costs, including administrative costs and research and development costs. To date, Torbay Holdings has received funds from sales of its securities and from loans. It has primarily used the proceeds from the sale of the securities of Designer Appliances (prior to becoming a subsidiary) for payment of operating costs to date. Since inception, Torbay Holdings has received an aggregate of $848,848 from the sale of its securities and $445,310 from loan proceeds. Designer Appliances issued promissory notes in an aggregate amount of $161,650 for the cost of purchasing the intellectual property rights to its products, which was repaid in full by Torbay Holdings from subscription proceeds in 1999.

     Torbay Holdings has had no sales and revenue. Since inception, Torbay Holdings and its subsidiary Designer Appliances have focused on organizational activities and research and development of Torbay Holdings' products and marketing strategies. Management estimates that it will require between $0.5 million and $1.0 million for the calendar year 2002 to launch its Quill mouse product. The higher figure assumes payment on delivery and 90 days debtors, the lower figure assuming zero debtor days which reflects, though in the extreme, the expectation that most goods will be supplied on letters of credit. Although the Company believes that Designer Appliances would require between $6.5 million and $18.2 million on the same basis over the next two years to support manufacturing and marketing operations at the planned levels, management anticipates that revenue generation from the sales of the computer mouse, if at the levels anticipated, could generate cash to commence the introduction of the Company's other products and allow for access to bank credit instruments thereby reducing the extent of outside funds required. These figures include an allocation of $1.11 million in capital expenditure, primarily for tooling costs which in early discussions with one potential manufacturer suggest may possibly be amortized into the cost of product supply. Intellectual property rights and development costs are planned at $1.8 million and sales and marketing $6.2 million for this period. The acquisition of additional subsidiaries would also require additional capital.

Recent Financing

     The Company entered into a Securities Purchase Agreement on May 15, 2002, with several institutional investors (the "Investors") for the sale of the Company's 12% secured convertible debentures in the principal amount of $250,000 and the Company also issued warrants to purchase an aggregate of up to 750,000 shares of the Company's common stock. The terms of the convertible debentures provide for full payment on or before May 14, 2003, with interest of 12% per annum, which may be converted at any time at the lesser of (i) $.05 or (ii) the average of the lowest three (3) trading prices during the 20 trading days immediately prior to the date the conversion notice is sent, divided by two. The terms of the warrants entitle each investor to purchase shares of the Company's common stock at a price equal to the lesser of (i) the registration price and
(ii) the average of the lowest three (3) trading prices during the twenty (20) trading days immediately prior to exercise. The Company and the Investors have verbally agreed to amend the exercise price of the warrants held by the Investor from a price equal to the lesser of (i) the registration price and (ii) the average of the lowest three (3) trading prices during the twenty (20) trading days immediately prior to exercise to a fixed exercise price of $.05 per share.

     Under a related registration rights agreement, the Company agreed to register all of the shares underlying such convertible debentures and warrants on a registration statement on Form SB-2 to be filed with the Securities and Exchange Commission. The actual number of shares of common stock issuable upon conversion of the debentures and exercise of the related warrants is indeterminate, is subject to adjustment and could depend on factors which cannot be predicted by the Company at this time including, among other factors, the future market price of the common stock and the anti-dilution provisions contained in the agreement. The Company has reserved 28,000,000 shares of its common stock for issuance upon conversion of the convertible debentures and the related warrants.

     Under the terms of the debentures and the related warrants, the debentures are convertible and the warrants are exercisable by the holder only to the extent that the number of shares of common stock issuable pursuant to such securities, together with the number of shares of common stock owned by such holder and its affiliates (but not including shares of common stock underlying unconverted shares of debentures or unexercised portions of the warrants) would not exceed 4.9% of the then outstanding common stock as determined in accordance with Section 13(d) of the Exchange Act. This limitation may be waived by the investors upon 61 days notice to the Company.

     The Securities Purchase Agreement also places certain restrictions on the Company's ability to obtain additional financing. The agreement prohibits the Company until the later of 270 days from the date of closing or 180 days from the date of an effective registration statement from obtaining financing which would involve the issuance of additional common stock without first obtaining the consent of the investors. In addition, the Company is prohibited from entering into any financial arrangements which would involve the issuance of common stock for a period of two (2) years from the date the registration statement becomes effective, without first giving the investors the opportunity to purchase an equal number of shares of common stock to maintain their equity position with the Company.

     As of June 30, 2002, (i) $250,000 of the debentures have been issued, none of which have been converted, and (ii) 750,000 warrants have been issued, none of which have been exercised. Pursuant to the terms of the Securities Purchase Agreement, upon a registration statement being declared effective by the SEC and upon the satisfaction of additional conditions by the Company, the investors will be obligated to purchase an additional debenture in the amount of $250,000 and will be granted warrants to purchase an additional 750,000 shares of the Company's common stock. The conversion terms of the second convertible debenture and the exercise price of the additional warrants to purchase 750,000 shares of common stock will be identical to the initial debenture and warrants as stated above.

     As of the date of this Quarterly Report, the Investor has verbally agreed to provide the Company with an additional $55,000 for the purchase of the Company debentures leaving debentures in the amount of $195,000 to be purchased by the Investor if and when the Company's registration statement on Form SB-2 is declared effective by the SEC. Counsel for the Company and the Investor are preparing documents to reflect this verbal understanding.

     Torbay Holdings' ability to develop its operations is dependent upon its receiving additional capital financing. Torbay Holdings may raise capital by the sale of its equity securities, through an offering of debt securities, or from borrowing from a financial institution. Torbay Holding's audited financial statements raise substantial doubt about Torbay's ability to continue as a going concern if sufficient additional funding is not acquired or alternative sources of capital developed to meet Torbay's working capital needs.

    The Company is not aware of any other material trend, event or capital commitment, which would potentially adversely affect liquidity.

Other Agreements

     On May 31, 2002 the Company entered into an agreement with Cenicola-Helvin Enterprises, located in Las Vegas, Nevada for Cenicola-Helvin to build the Company's Internet Web site. The agreement is for a term of 12 months. Cenicola-Helvin has agreed to accept payment in the form of an investment in the Company's common stock. The Company has agreed to issue 535,714 shares of the Company's common stock at a value of $150,000, with registration rights.

OTHER:

Except for historical information contained herein, the matters set forth above are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Potential risks and uncertainties include such factors as the level of business and consumer spending, the amount of sales of the Company's products, the competitive environment within the automotive aftermarket industry, the ability of the Company to continue to expand its operations, the level of costs incurred in connection with the Company's expansion efforts, economic conditions and the financial strength of the Company's customers and suppliers. Investors are directed to consider other risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.

Part  II  -  OTHER  INFORMATION

ITEM  1.     LEGAL  PROCEEDINGS

     None.

ITEM  2.     CHANGES  IN  SECURITIES  AND  USE  OF  PROCEEDS


Recent sale of unregistered securities.

     Some of the holders of the shares issued below may have subsequently transferred or disposed of their shares and the list does not purport to be a current listing of the Company's stockholders. During the first quarter for the 2002 fiscal year, we have issued unregistered securities to the persons, as described below. All recipients had adequate access, through their relationships with us, to information about us.

     On May 22, 2002 the Company issued 2,003,729 shares if its common stock to:

a. The Bonnaccorde Trust - 833,333 shares in exchange for the cancellation of a $100,000 long-term note;

b. Alexander Gordon Lane - 297,063 shares in exchange for the forgiveness of loans payable in the amount of $35,647;

c. William Thomas Large - 333,333 shares for the cash purchase price of $40,000;

d. Glen Michaels Financial, Inc. - In April, 2000 the Company issued 500,000 shares for consulting services rendered to the Company.

e.   Tony Marchant -  40,000 shares of common stock pursuant to cash receipt.


The Company believes that each transaction was exempt from the registration requirements of the Securities Act of 1933 by virtue of
Section 4(2)  thereof.

     In June the Company issued 300,000 shares if its common stock to the NIR Group for consulting services rendered to the Company. The Company believes that each transaction were exempt from the registration requirements of the Securities Act of 1933 by virtue of Section 4(2) thereof.

ITEM  3.     DEFAULTS  UPON  SENIOR  SECURITIES

     None.

ITEM  4.     SUBMISSION  OF  MATTERS  TO  A  VOTE  OF  SECURITY  HOLDERS

     None.

ITEM  5.     OTHER  INFORMATION

ITEM  6.     EXHIBITS  AND  REPORTS  ON  FORM  8-K

     (a)     Exhibits

             None

     (b)     Reports  on  Form  8-K

     The Company did not file any reports on Form 8-K for the second quarter of the 2002 fiscal year.

                                 SIGNATURES

     In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



TORBAY  HOLDINGS,  INC.

By: /s/  William  Thomas  Large
    ---------------------------

    William  Thomas  Large
    President  and  Chief  Executive  Officer
    (Principal  Executive  Officer  and  Principal  Accounting  Officer)


Date:  August 15, 2002

                           CERTIFICATIONS PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Quarterly Report of Torbay Holdings, Inc., Inc. (the "Company") on Form 10-QSB for the period ending June 30, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 3(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

                         /s/ William Thomas Large
                         ______________________________________
                         By: William Thomas Large
                         Chief Executive Officer/Chief Financial Officer August 15, 2002

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